82-3936

phoenix canada oil company limited

Consolidated Balance Sheets, as at June 30, 2002 and March 31, 2002
(Prepared from Company records)
Unaudited

	Unaudited June 30, 2002	Unaudited March 31, 2001	Increase (Decrease) During Period
ASSETS			
Current			
Cash	$ 31,009	$ 112,962	($ 81,953)
Short-term investments including marketable securities (quoted market value, June 30,2002- $8,075,425;March 31, 2002 - $8,078,882)	7,449,265	7,354,286	94,979
Accounts receivable	85,782	57,182	28,580
	7,566,036	7,524,430	41,606
LONG-TERM INVESTMENTS AND ADVANCES	103,592	120,800	(17,208)
INTEREST IN AND EXPENDITURES ON OIL AND GAS PROPERTIES			
Oil and gas leases and /or permits	79,942	79,942	- 0 -
Deferred exploration and development expenditure net	386,033	385,613	420
	465,975	465,555	420
OTHERS			
Future tax asset	176,900	176,900	- 0 -
Capital Assets	15,850	17,232	(1,382)
Organization expenses	3,877	3,877	- 0 -
	196,627	198,009	(1,382)
	$ 8,332,230	**$ 8,308,794**	**$ 23,436**
LIABILITIES			
Current			
Due to financial institutions	$ 55,975	$ - 0 -	$ 55,975
Accounts payable and accrued liabilities	86,657	67,100	19,557
Income taxes payable	45,782	156,940	(111,158)
	188,414	224,040	(35,626)
SHAREHOLDERS' EQUITY			
CAPITAL STOCK			
Authorized			
Unlimited number of common shares without par value			
ISSUED			
5,135,594 Shares	4,595,938	4,595,938	- 0 -
RETAINED EARNINGS	3,547,878	3,488,816	59,062
	8,143,816	8,084,754	59,062
	$ 8,332,230	**$ 8,308,794**	**$ 23,436**

dlw 9/18

phoenix canada oil company limited

Consolidated Statements of Operations and Retained Earnings
(Prepared from Company Records)
Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001
REVENUE				
Oil and gas income	$ 54,423	$ 117,853	$ 104,308	$ 318,832
OPERATING EXPENSES				
Direct operating expenses	10,488	13,776	23,940	27,173
Royalties	14,035	76,853	29,842	104,302
	24,523	90,629	53,782	131,475
Income from Oil and Gas Production	29,900	27,224	50,526	187,357
EXPENSES				
Administration and general	61,536	51,965	113,304	103,870
Depreciation of fixed assets	1,382	1,962	2,765	3,925
	62,918	53,927	116,069	107,795
Income (Loss) before the undernoted	(33,018)	(26,703)	(65,543)	79,562
Investment Income	59,442	86,685	117,278	196,817
Net Gain on Sale of Investment	88,569	- 0 -	88,569	- 0 -
Adjustment in carrying value of short-term investments	(29,500)	25,616	(64,690)	131,971
Write off shares and advances	(17,208)	- 0 -	(17,208)	- 0 -
Foreign exchange	(9,223)	(6,387)	(8,970)	2,316
Net Income for the Period	**59,062**	**79,211**	**49,436**	**410,666**
Retained Earnings,beginning of Period	3,488,816	3,549,263	3,497,298	3,217,808
Shares Repurchased for cancellation	- 0 -	- 0 -	1,144	- 0 -
Retained Earnings, end of Period	**$3,547,878**	**$3,628,474**	**$3,547,878**	**$3,628,474**
Earnings per share	**$ 0.0115**	**$ 0.0153**	**$ 0.0096**	**$ 0.0794**

Notes:

(1) Capital Stock
As at June 30,2002 there was 5,135,594 common shares issued and outstanding (June 30,2001 – 5,169,594 common shares outstanding.)

(2) Comparative Figures
Certain comparative figures for the period may have been reclassified to conform to the current period's presentation.

(3) At the company's Special Shareholders Meeting on 29 July 2002, the Shareholders approved a legal Plan of Arrangement providing for the pro-rata distribution of 1,716,865 InterStar common shares to Phoenix Shareholders on the basis of One-third of a common share of InterStar for each common share of Phoenix held on the Record Date of 14 August 2002.

phoenix canada oil company limited

Consolidated Statement of Cash Flows
(Prepared from Company Records)
Unaudited

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Net Inflow (Outflow) of cash related to the following Activities				
OPERATING				
Net Income for the period	$ 59,062	$ 79,211	$ 49,436	$ 410,666
Items not affecting Cash				
Depreciation of fixed Assets	1,382	1,962	2,765	3,925
Adjustment in carrying value of short-term investments	29,776	(25,616)	72,048	(131,971)
	90,220	55,557	124,249	282,620
Changes in non-cash operating working capital items				
Accounts receivable	(28,580)	19,038	(18,110)	102,497
Accounts payable and accrued liabilities	19,557	7,089	20,225	(40,366)
Income taxes payable	(111,158)	(190,685)	(111,158)	(190,685)
	(120,181)	(164,558)	(109,043)	(128,554)
Financing				
Due to financial institution	55,975	111,595	55,975	111,595
Shares repurchased for cancellation	- 0 -	- 0 -	(1,988)	- 0 -
	55,975	111,595	53,987	111,595
Investing				
Short-term investments	(124,755)	(227,416)	(139,471)	(6,481,823)
Long term investments and advances	17,208	(253)	17,160	(482)
Oil & Gas Leases	- 0 -	- 0 -	4,956	- 0 -
Deferred exploration and development expenditures	(420)	(420)	(420)	(6,148)
	(107,967)	(228,089)	(117,775)	(6,488,453)
Net Inflow (Outflow) of cash	(81,953)	(225,495)	(48,582)	(6,222,792)
Cash, beginning of Period	112,962	261,162	79,591	6,258,459
Cash, end of Period	**$ 31,009**	**$ 35,667**	**$ 31,009**	**$ 35,667**
Supplemental Disclosure of Cash Information				
Cash received from interest	$ 59,442	$ 73,521	$ 117,278	$ 197,395
Cash interest paid	$ - 0 -	24	$ - 0 -	2,051
Cash income taxes paid (received)	$ 115,158	$ 190,695	$ 111,158	$ 190,695